September 2, 2011

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549-4631

Re:                               Fibria Celulose S.A.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed April 1, 2011
File No. 001-15018

Dear Mr. Reynolds:

This letter responds to the supplemental comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated August 19, 2011, concerning the Annual Report filed on Form 20-F for Fiscal Year Ended December 31, 2010 and filed April 1, 2011 (“2010 Annual Report”) and supplements our response letter dated August 2, 2011.  For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.

As noted below in our responses, we have supplied the requested clarification or agreed to change or supplement the disclosures in our filings, as the case may be. Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Notes to the Consolidated Financial Statements, page F-14

•                  Form 20-F for the year ended December 31, 2010

•                  Notes to the Consolidated Financial Statements, page F-14

•                  3.1.1 Application of IFRS 1, page F-29

•                  1.              We note your response to prior comment two stating that you “prepared and presented” financial statements in accordance with IFRS. However, you have not provided an explicit and unreserved statement of “compliance” with IFRS in your first annual IFRS financial statements as required by paragraph 3 of IFRS 1. Please revise to clarify your disclosure accordingly.

As discussed in our recent telephone conference with the Staff, the Company will file an amended annual report on Form 20-F/A containing additional language comprising an unambiguous statement of compliance.  The Form 20-F/A when filed will be pink lined so that you can quickly review the change.

•                  3.3 Summary of the changes in accounting standards and of the effects on the results of operations and shareholders’ equity — reconciliation of US GAAP and IFRS, page F-32

•                  2.              We note your response to prior comment three regarding the reconciliation of shareholder’s equity and reconciliation of net income. We are unable to agree that providing a bridging reconciliation in the Form 20-F for the year ended December 31, 2011 enhances investor understanding in a timely manner. Please amend your Form 20-F to include the proposed reconciliations and confirm that these schedules are audited.

As also discussed in our recent telephone conversation with the Staff, the Company will include the requested reconciliations in the Form 20-F/A and the changes will be pink lined so that the Staff can quickly verify the requested change has been made.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.11.2138.4565 if you have any questions concerning this response letter.

Very truly yours,

Fibria Celulose S.A.

	By:	/s/ João Adalberto Elek
João Adalberto Elek
CFO and Investors’ Relations Officer

Copies: Tia Jenkins
Steve Lo
Nasreen Mohammed